Filed Pursuant to Rule 433

Registration Statement Nos. 333-272449, 333-272449-01,

333-272449-02, 333-272449-03, 333-272449-04 and 333-272449-05

Amcor UK Finance plc

€500,000,000 3.950% Guaranteed Senior Notes due 2032

With full and unconditional guarantees

as to payment of principal and interest by each of

Amcor plc

Amcor Finance (USA), Inc.

Amcor Group Finance plc

Amcor Pty Ltd

Amcor Flexibles North America, Inc.

Pricing Term Sheet – May 22, 2024

Issuer:	Amcor UK Finance plc

Guarantors:	Amcor plc, Amcor Finance (USA), Inc., Amcor Group Finance plc, Amcor Pty Ltd and Amcor Flexibles North America, Inc.

Expected Ratings*:	Baa2 (Negative) (Moody’s) / BBB (Stable) (S&P)

Principal Amount:	€500,000,000

Ranking:	Senior Unsecured

Format:	SEC Registered Global Notes

Trade Date:	May 22, 2024

Settlement Date**:	May 29, 2024

Maturity Date:	May 29, 2032

Benchmark Bund:	DBR 0% due February 15, 2032

Benchmark Bund Price and Yield:	82.790 / 2.473%

Spread to Benchmark Bund:	+160.3 bps

Coupon:	3.950% per annum

Re-Offer Yield:	4.076%

Re-Offer Price:	99.154%

Mid-Swap Yield:	2.796%

Spread to Mid-Swap Yield:	+128 bps

Fees:	35 basis points

All-in Price:	98.804%

Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Payable annually in arrears on May 29 of each year, commencing May 29, 2025 and ending on the Maturity Date

Optional Redemption:

Make-Whole Call: Comparable government bond + 25 bps at any time before February 29, 2032

Par call at any time on or after February 29, 2032

In the event that the Issuer has redeemed or purchased and cancelled Notes equal to or greater than 75% of the aggregate principal amount of the Notes initially issued, the Issuer may redeem, in whole, but not in part, the remaining Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on those Notes to, but excluding, the date fixed for redemption.

Day Count Convention:	Actual / Actual (ICMA)

Listing:	We intend to apply to list the Notes on the New York Stock Exchange (the “NYSE”). The listing application will be subject to approval by the NYSE. We expect trading in the Notes on the NYSE to begin within 30 days after the original issue date of the Notes. If such listing is obtained, we will have no obligation to maintain such listing, and we may delist any Notes at any time.

Target Market/PRIIPs:

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area (the “EEA”).

Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in the United Kingdom (the “UK”).

ISIN / Common Code / CUSIP:	XS2821714735 / 282171473 / 0234EVAB7

Settlement and Trading:	Through the facilities of Euroclear and Clearstream

Denominations:	Minimum of €100,000 with increments of €1,000 thereafter

Governing Law:	New York

Global Coordinators:	Citigroup Global Markets Limited Wells Fargo Securities International Limited

Joint Book-Running Managers:	BNP Paribas HSBC Bank plc Merrill Lynch International Banco Bilbao Vizcaya Argentaria, S.A. ING Bank N.V. J.P. Morgan Securities plc

Concurrent Offering:	Concurrently with this offering, Amcor Group Finance plc is offering $500,000,000 aggregate principal amount of 5.450% Notes due 2029 (the “Concurrent Offering”). The Concurrent Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering. The closing of this offering and the Concurrent Offering are not conditioned on each other.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings in respect of Amcor UK Finance plc may be made available only to a person (x) who is not a “retail client” within the meaning of section 761G of the Corporations Act and is also a sophisticated investor, professional investor or other investor in respect of whom disclosure is not required under Part 6D.2 or 7.9 of the Corporations Act, and (y) who is otherwise permitted to receive credit ratings in accordance with applicable law in any jurisdiction in which the person may be located.

**Note: It is expected that delivery of the Notes will be made to investors on or about May 29, 2024, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to two business days before the date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

MIFID II professionals / ECPs only / No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA. Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MIFIR professionals / ECPs only / No PRIIPs KID – No UK PRIIPs key information documents (KID) has been prepared as not available to retail in the UK. Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

The Issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated May 22, 2024 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the Preliminary Prospectus, together with the prospectus in that registration statement and other documents each of the Issuer and Amcor plc has filed with the SEC for more complete information about the Issuer, Amcor plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Citigroup Global Markets Limited toll-free at +1 800 831 9146 or Wells Fargo Securities International Limited at +44 20 3942 8530.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

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